SEC 1745 (02-02)
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 22)

 Metromedia International Group

(Name of Issuer

Common

(Title of Class of Securities)

591689104
(CUSIP Number)

September 8, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
[   ]
Rule 13d-1(b)
[ x ]
Rule 13d-1(c)
[   ]
Rule 13d-1(d)
*The remainder of this cover page
shall be filled out for a reporting
person's initial filing on this form
with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
 Securities Exchange Act of 1934 ("Act")
or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 591689104


1.
Names of Reporting Persons. Joseph Corso Jr.
I.R.S. Identification Nos. of above persons (entities only).


2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
N/A


(b)
N/A


3.
SEC Use Only

4.
Citizenship or Place of Organization U.S.A

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With



5.
Sole Voting Power: 10,800,000 Shares
(ten million eight hundred thousand)



6.
Shared Voting Power N/A



7.
Sole Dispositive Power N/A



8.
Shared Dispositive Power  N/A


9.
Aggregate Amount Beneficially Owned by Each Reporting Person.
10,800,000 Shares (ten million eight hundred thousand)


10.
Check if the Aggregate Amount
in Row (9) Excludes Certain Shares
(See Instructions)   N/A


11.
Percent of Class Represented by Amount in Row (9)   11.49%


12.
Type of Reporting Person (See Instructions)     IN-  Individual






INSTRUCTIONS FOR SCHEDULE 13G
Instructions for Cover Page
(l)
Names and I.R.S. Identification Numbers
of Reporting Persons-Furnish the full
legal name of each person for whom the
report is filed-i.e., each person required
to sign the schedule itself-including each
 member of a group. Do not include the name
of a person required to be identified in the
 report but who is not a reporting person.
Reporting persons that are entities are also
requested to furnish their I.R.S. identification
 numbers, although disclosure of such numbers is
voluntary,not mandatory (see "SPECIAL INSTRUCTIONS
FOR COMPLYING WITH SCHEDULE 13G" below).
(2)
If any of the shares beneficially owned
 by a reporting person are held as
a member of a group and that membership
 is expressly affirmed, please check row 2(a)
 If the reporting person disclaims membership
in a group or describes a relationship with
other persons but does not affirm the existence
 of a group, please check row 2(b)
[unless it is a joint filing pursuant
 to Rule 13d1(k)(1) in which case it
 may not be necessary to check row 2(b)].
(3)
The third row is for SEC internal use;
 please leave blank.
(4)
Citizenship or Place of Organization-Furnish
 citizenship if the named reporting person is
 a natural person. Otherwise, furnish place of organization.
(5)-(9), (11)
Aggregate Amount Beneficially Owned By Each
Reporting Person, Etc.-Rows (5) through (9)
 inclusive, and (11) are to be completed in
 accordance with the provisions of Item 4 of
 Schedule 13G. All percentages are to be rounded off
to the nearest tenth (one place after decimal point).
(10)
Check if the aggregate amount reported as beneficially
 owned in row (9) does not include shares as to which
beneficial ownership is disclaimed pursuant
to Rule 13d-4 (17 CFR 240.13d-4] under the
 Securities Exchange Act of 1934.
(12)
Type of Reporting Person-Please classify each
 "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:
Category
Symbol
Broker Dealer
BD
Bank
BK
Insurance Company
IC
Investment Company
IV
Investment Adviser
IA
Employee Benefit Plan, Pension Fund, or Endowment Fund
EP
Parent Holding Company/Control Person
HC
Savings Association
SA
Church Plan
CP
Corporation
CO
Partnership
PN
Individual
IN
Other
OO


Notes:
Attach as many copies of the second part
 of the cover page as are needed,
one reporting person per page.
Filing persons may, in order to
 avoid unnecessary duplication,
answer items on the schedules
(Schedule 13D, 13G or 14D1) by
 appropriate cross references to
 an item or items on the cover page(s).
 This approach may only be used where
 the cover page item or items provide
 all the disclosure required by the
schedule item. Moreover, such a use
of a cover page item will result in
the item becoming a part of the
schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act. Reporting persons may comply with their cover page filing
 requirements by filing either completed
 copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities
 Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G
Under Sections 13(d), 13(g), and 23 of
 the Securities Exchange Act of 1934
and the rules and regulations thereunder,
 the Commission is authorized to solicit
the information required to be supplied by this schedule by certain security holders of certain issuers. Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary.
 The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record.
 Therefore, any information given will be available for inspection by any member of the public. Because of the public nature of the information, the Commission can use it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.
Failure to disclose the information requested
 by this schedule, except for I.R.S.
identification numbers, may result in
 civil or criminal action against the
persons involved for violation of the
Federal securities laws and rules
promulgated thereunder.


GENERAL INSTRUCTIONS
A.
Statements filed pursuant to Rule 13d-1(b) containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rules 13d-1(b)(2)
 and 13d2(c). Statements filed pursuant
 to Rule 13d-1(c) shall be filed within
 the time specified in Rules 13d-1(c),
 13d-2(b) and 13d-2(d). Statements filed
pursuant to Rule 13d-1(d) shall be filed not later than February 14 following the calendar year covered by the statement pursuant to Rules 13d-1(d) and 13d-2(b).
B.
Information contained in a form which is required to be filed by rules under section
 13(f) (15 U.S.C. 78m(f)) for the same
calendar year as that covered by a statement
 on this schedule may be incorporated
by reference in response to any of
the items of this schedule. If such
information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.
C.
The item numbers and captions of the items
 shall be included but the text of the
items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

Item 1.

(a)
Name of Issuer

(b)
Address of Issuer's Principal Executive Offices

Item 2.

(a)
Name of Person Filing

(b)
Address of Principal Business Office or, if none, Residence

(c)
Citizenship

(d)
Title of Class of Securities

(e)
CUSIP Number

Item 3.
If this statement is filed pursuant to

240.13d-1(b) or 240.13d-2(b) or (c),
 check whether the person filing is a:

(a)
[   ]
Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)
[   ]
Bank as defined in section 3(a)(6) of
the Act (15 U.S.C. 78c).

(c)
[   ]
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)
[   ]
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)
[   ]
An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)
[   ]
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)
[   ]
A parent holding company or control
 person in accordance with  240.13d-1(b)(1)(ii)(G);

(h)
[   ]
A savings associations as defined in Section
 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)
[   ]
A church plan that is excluded from the
definition of an investment company under
 section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);

(j)
[   ]
Group, in accordance with
240.13d-1(b)(1)(ii)(J).

Item 4.
Ownership.
Provide the following information
 regarding the aggregate number
and percentage of the class of
securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: ________________________.

(b)
Percent of class: ____________________________.

(c)
Number of shares as to which the person has:


(i)
Sole power to vote or to direct
the vote ___________.


(ii)
Shared power to vote or to direct
the vote __________________.


(iii)
Sole power to dispose or to direct
the disposition of _________________.


(iv)
Shared power to dispose or to direct
the disposition of _______________.
Instruction. For computations regarding
securities which represent a right to
acquire an underlying security see 240.13d3(d)(1).

Item 5.
Ownership of Five Percent or Less of a Class
If this statement is being filed to report the
fact that as of the date hereof the reporting
person has ceased to be the beneficial owner
 of more than five percent of the class of
securities, check the following [   ].
Instruction: Dissolution of a group requires a response to this item.

Item 6.
Ownership of More than Five Percent on
 Behalf of Another Person.
If any other person is known to have
the right to receive or the power to
direct the receipt of dividends from,
 or the proceeds from the sale of,
 such securities, a statement to that
 effect should be included in response
 to this item and, if such interest
relates to more than five percent of
 the class, such person should be
identified. A listing of the shareholders
 of an investment company registered
under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.
Identification and Classification of the
Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding
Company or Control Person.
If a parent holding company or Control
person has filed this schedule, pursuant
 to Rule 13d-1(b)(1)(ii)(G), so indicate
under Item 3(g) and attach an exhibit
stating the identity and the Item 3
classification of the relevant subsidiary.
 If a parent holding company or control
 person has filed this schedule pursuant
 to Rule 13d-1(c) or Rule 13d-1(d),
attach an exhibit stating the identification of the relevant subsidiary.

Item 8.
Identification and Classification
of Members of the Group
If a group has filed this schedule
 pursuant to 240.13d-1(b)(1)(ii)(J),
 so indicate under Item 3(j) and
attach an exhibit stating the
identity and Item 3 classification
 of each member of the group.
If a group has filed this schedule
pursuant to 240.13d-1(c) or
240.13d-1(d), attach an exhibit
 stating the identity of each
 member of the group.

Item 9.
Notice of Dissolution of Group
Notice of dissolution of a group
may be furnished as an exhibit stating
the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.
Certification

(a)
The following certification shall be included if the
 statement is filed pursuant to 240.13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
 participant in any transaction having
that purpose or effect.

(b)
The following certification shall be
included if the statement is filed
pursuant to 240.13d-1(c):
By signing below I certify that, to the
best of my knowledge and belief, the
securities referred to above were not
acquired and are not held for the purpose
 of or with the effect of changing or
influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 22, 2004
Date
Joseph Corso
Signature
Joseph Corso Jr.
Name/Title
Individual










The original statement shall be signed by each person
 on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
240.13d-7 for other parties for whom copies
 are to be sent.
Attention:
Intentional misstatements or omissions of
 fact constitute Federal criminal violations
(See 18 U.S.C. 1001)